Galmed Pharmaceuticals

colospan



Stoma-Free Future for Patients

Colospan Video

Forward-Looking Statements

This Presentation includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "predict," "potential," "seem," "seek," "future," "outlook," and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the timing and completion of the acquisition of Colospan Ltd. ("Colospan") by Galmed Pharmaceuticals Ltd. ("Galmed"), expansion and market opportunities of Colospan. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of Galmed and Colospan management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Galmed and Colospan. These forward-looking statements are subject to a number of risks and uncertainties, which include, without limitation, the ability to complete the acquisition of Colospan, Galmed's inability to recognize the anticipated benefits of the acquisition of Colospan; expectations with respect to future performance and growth of Colospan; Galmed's and Colospan's ability to execute its business plans and strategy and to receive regulatory approvals; potential litigation involving the parties; changes in domestic and foreign business, market, financial, political and legal conditions; geopolitical events, including the security situation in Israel; regulatory changes; access to additional financing; and other risks and uncertainties indicated from time to time in filings with the SEC by Galmed. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Galmed's most recent filings with the SEC. Other factors include the possibility that the acquisition of Colospan does not close or the failure of closing conditions. All subsequent written and oral forward-looking statements concerning Galmed and Colospan, the acquisition or other matters attributable to Galmed and Colospan or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Recipients of this Presentation are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Galmed expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Trademarks

This Presentation contains trademarks, service marks, trade names and copyrights of Galmed and Colospan and other companies, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with Galmed and Colospan, or an endorsement or sponsorship by or of Galmed and Colospan. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that Galmed and Colospan will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights.

No Offer or Solicitation

This Presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Post-Closing Corporate Structure

Galmed Pharmaceuticals

Publicly traded parent company overseeing the strategic direction, capital allocation, and public corporate governance for the group.

100% Owned

Colospan

Wholly owned subsidiary focused on innovative GI medical devices, primarily driving the development and commercialization of the lead asset CG-100.

100% Owned

Galmed Research & Development

Wholly owned subsidiary dedicated to advancing Aramchol for GI & Oncology indications.

Galmed Pharmaceuticals – Key Executives

Allen Baharaff
CEO & Director

Doron Cohen
CFO

Liat Hayardeny Ph.D.
CSO
teva

Board of Directors

David Sidransky M.D.
Lead Independent Director
JOHNS HOPKINS MEDICINE

Carol L. Brosgart M.D.
Director
GILEAD

Amir Poshinski
Director
Phoenix

Shmuel Nir
Director

Colospan: 100+ years of combined experience; 2X exits; 2 PMA approvals; 2 FDA pivotal studies

Boaz Assaf
CEO
Johnson & Johnson

Shelly Sharon
VP clinical Affairs
LifeBond

Orit Tal
VP Regulatory Affairs
LifeBond
COLBAR

Emilia Ozer
VP Quality
LifeBond
COLBAR

Advisory Board

Peter Fitzgerlad
MD
TRIVENTURES
Stanford University

Gregory D. Casciaro
access closure
YorLabs

Galmed Research and Development

Guy Nehemya Adv.
COO

Yohai Stenzler CPA
CAO
EY

Irit Gliko-Kabir Ph.D.
VP Clinical Operations
teva

Colorectal Surgery Journey

DIAGNOSIS

1.9M[1] worldwide colorectal cancer patients diagnosed per year



SURGERY

during surgery, the diseased section is removed, and a new anastomosis is created



POST-SURGERY

Anastomotic leak is the No. 1 problem, leading to increased mortality, complications, and costs



1M[2] *are at high-risk of an anastomotic leak requiring protection*

1. Based on GLOBOCAN 2022 WHO Cancer Registry
2. *Based Colospan's internal assessments*

Colorectal Surgery is **Broken**

STOMA – TODAY'S STANDARD OF CARE → **CLINICAL BURDEN** → **COST/PATIENT**



Up to 62% overall complications[1]

2nd surgery for closure

Reduced patient QoL

up to $26K[2]

Anthony Senagore, MD
Former President ASCRS



"If we can find a secure way to avoid diverting stoma, this would be the holy grail of colorectal surgery "

1. *Malik T, et al; The incidence of stoma related morbidity - a systematic review of randomised controlled trials. Ann R Coll Surg Engl. 2018 Sep;100(7):501-508*
2. Geisler BP et al; Cost associated with diverting ostomy after rectal cancer surgery: a transnational analysis. Surg Endosc. 2023 Oct;37(10):7759-7766

CG-100: *The New Standard for Colorectal Surgery*





Replacing diverting stoma with internal bypass:

1 | *Simpler & faster deployment compared to stoma*

2 | *Maintenance free, no bags, no 2nd surgery*

3 | *Easy nonsurgical removal after 10 days*

Addressing a ~$6B[1] Market

1M[1]/year × **~$6K[1]/device**

protective stoma candidates

Worldwide ASP



US & Canada
201K
Western EU
185K
CAGR
6.9%
(2024-30)[2]
ROW
529K
Japan, S. Korea & Oceania
111K



1. Based on Colospan's internal assessments
2. SM Strategic Market Research – Global Colorectal Surgery Market Report 2024-30 Published Oct 2025

Colospan Achievements

EU-MDR 2017/745

Commercial Ready

97[1]

Patients treated worldwide

90%[2]

Of Patients were stoma free

86%[3]

Fewer Major complications vs. stoma

FDA

Breakthrough device designation

FDA

IDE Approval

On going pivotal trial in US & EU

3 Patent Families

16 patents granted (US, EU, China, Japan, India, Brazil, Israel)

European Commission

Awarded grant & equity financing by the EIC

1. Not Including device patients treated in the ongoing FDA Pivotal trial
2. Based on clinical data collected from 4 clinical trials conducted inn Europe between 2014 and 2024
3. Colospan data compared to stoma patients' data based on literature review – company white paper submitted to the FDA in 2024

Clinical Data Summary – 97 Patients[1]

Patients' Characteristics

- 59% ♂ ♀ 41%
- 63 Mean Age
- BMI 27
- 97% Colorectal Cancer
- 33% Neoadjuvant Therapy
- 90% Minimal Invasive Surgery
- 7.5cm Average anastomosis height
- 7min application time out of 188 min Surgery

90%[2]	Patients avoided stoma
0%	Device Migration
100%	Patients' tolerability

Safety and Efficacy Data: Colospan vs. Stoma[3]



Colospan		Stoma
0%	Mortality	1.3%
3%	Anastomotic Leak	6.3%
0%	Permanent Stoma	23.5%
17.5%	Device Related AEs CD 1-2	50%
3%	Device Related AEs CD 3-5	22.1%



1. Data collected from 4 clinical trials conducted inn Europe between 2014 and 2024
2. Excluding 13 subjects in 7 sites who received both device & stoma in the early studies
3. Colospan data compared to stoma patients' data based on literature review – company white paper submitted to the FDA in 2024

CD = Clavien Dindo scale for surgical complications - Dindo et al;. Ann Surg. 2004 Aug;240(2):205-13.

Pivotal Study Design & Status

Study Title	Efficacy and Safety of the CG-100 Intraluminal Bypass Device in Colorectal and Coloanal Anastomoses: Prospective, Open Label, Randomized Trial
Study concept design	Randomizing rectal cancer patients into 2 arms: CG-100 vs SOC (stoma)
Endpoints	**Co-primary endpoints:** • Efficacy - a significant reduction (≥ 70%) in stoma creation rate at 4 weeks after surgery • Safety – non-inferiority in the rate of complications, related to the diversion method (CG-100 or SOC), or the anastomosis graded 3-5 using the Clavien Dindo classification up to 39 weeks after surgery **Secondary endpoints:** • Anastomotic leak • Patients' QOL • Medical resource utilization • Device position and application • Passage of fecal material through the device • Device Ease of Use
Study population	Rectal cancer patients aged 22-70 (US) 22-75 (OUS) undergoing colorectal surgery (either open, laparoscopic or robotic) who according to the investigator are planned to have a protecting diverting stoma as part of their primary operation
Sample size	114 patients per group – total of up to 282 patients including roll-in cases and lost to follow up
# of sites	Up to 32 sites in US, Europe and Israel (up to 20 US sites, 49% of patients will be OUS)

- Study was initially launched in Sep 2020 and suffered significant negative effect on patients' enrollment due to Covid-19
- In Jan 2022 study was voluntary paused due to 2 device related adverse events (CD-3)
- In the interim period Colospan investigated the events and implemented a full mitigation plan including the development of 2 device sizes (M + L), and supportive de-risking measures
- The new device and full mitigation measures were tested successfully in bench tests, pre-clinical and clinical studies
- Based on this testing, the FDA approved the resumption of the study in May 2025

Embraced by Patients & Surgeons

Female Patient
Aurora, CO



I am proud to say that I was the very first patient in Colorado to successfully receive the very first Colospan device , I would like to thank you all for your hard work and pray this gets FDA approved. I was diagnosed with cancer at 29. The bag was one of my top concerns. I knew it would be challenging in all aspects, and **I am so very thankful this came out just in time and I was the perfect candidate for the study**"

The Colospan device provides a **reliable strategy** for most rectal cancer patients to **avoid an ostomy**, its inconveniences, its complications, and the need for a second operation to close it"



Division Head, Colon and Rectal Surgery
Major US Hospital

Interim Chief Colorectal Surgery,
Major US Hospital



There is no doubt that avoiding an ileostomy after rectal cancer surgery will be an **amazing improvement** in terms of patient's experience, happiness, and overall generalized health... The Colospan Rectal Cancer Trial is brilliant and certainly will have a **positive impact** on the way we treat our rectal cancer patients in the future"

Saving up to $26K[1] per Patient by Avoiding Stoma


Stoma Reversal
Ostomy Supplies
Rectal Resection
$26K
cost reduction
Stoma
Colospan CG-100

Reimbursement foundation established

DRG 🇺🇸
Device fits with existing DRG

NTAP 🇺🇸
Eligible for new technology add-on payment (NTAP) program

OPS 🇩🇪
Dedicated OPS code (5-46b.2) in Germany

1st Price Code
Favorable Reimbursement pricing agreed with largest HMO in Israel

1. Geisler BP et al; Cost associated with diverting ostomy after rectal cancer surgery: a transnational analysis. Surg Endosc. 2023 Oct;37(10):7759-7766



Contacts:

Allen Baharaff
ab@galmedpharma.com

Boaz Assaf
boaz@colospan.com